                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934


                            Famous Dave's of America, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                Common Stock and Redeemaable Class A Warrants (Units)
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                      307068205
--------------------------------------------------------------------------------
                                    (CUSIP Number)

                            Gary S. Kohler, Vice President
                          Okabena Investment Services, Inc.
                                 5140 Norwest Center
                 90 South Seventh Street, Minneapolis, MN 55402-4139
                                    (612) 339-7151
--------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to receive Notices and Communications)

                                   October 21, 1996
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 8 pages

CUSIP No.  307068205
--------------------------------------------------------------------------------

    (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Okabena Partnership K, a Minnesota general partnership   41-1642281
--------------------------------------------------------------------------------

    (2)  Check the Appropriate Box if a Member of a Group
                                                      (a)       / /
                                                      (b)       /x/
--------------------------------------------------------------------------------
    (3)  SEC Use Only

--------------------------------------------------------------------------------
    (4)  Source of Funds

          WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)                                                / /

     N/A
--------------------------------------------------------------------------------
    (6)  Citizenship or Place of Organization

          Minnesota
--------------------------------------------------------------------------------
Number of     (7)  Sole Voting Power        602,750   shares
Shares Bene-  -----------------------------------------------------------------
 ficially     (8)  Shared Voting Power      -0-       shares
Owned by      -----------------------------------------------------------------
Each Report-  (9)  Sole Dispositive Power   602,750   shares
ing Person    -----------------------------------------------------------------
  With        (10) Shared Dispositive Power -0-       shares
--------------------------------------------------------------------------------
    (11) Aggregate Amount Beneficially Owned by Each Reporting Person

         602,750 shares         See Item 5
--------------------------------------------------------------------------------
    (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /
          N/A
--------------------------------------------------------------------------------
    (13) Percent of Class Represented by Amount in Row (11)
                        10.4%
--------------------------------------------------------------------------------
    (14) Type of Reporting Person (See Instructions)

         PN





                                  Page 2 of 8 pages

CUSIP No.  307068205
--------------------------------------------------------------------------------

    (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Okabena Partnership L, a Minnesota general partnership   41-1852231
--------------------------------------------------------------------------------

    (2)  Check the Appropriate Box if a Member of a Group
                                                      (a)       / /
                                                      (b)       /x/
--------------------------------------------------------------------------------
    (3)  SEC Use Only

--------------------------------------------------------------------------------
    (4)  Source of Funds

          WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items / / 2(d) or 2(e)

     N/A
--------------------------------------------------------------------------------
    (6)  Citizenship or Place of Organization

          Minnesota
--------------------------------------------------------------------------------
Number of     (7)  Sole Voting Power        20,000    shares
Shares Bene-  -----------------------------------------------------------------
 ficially     (8)  Shared Voting Power      -0-       shares
Owned by      -----------------------------------------------------------------
Each Report-  (9)  Sole Dispositive Power   20,000    shares
ing Person    -----------------------------------------------------------------
  With        (10) Shared Dispositive Power -0-       shares
--------------------------------------------------------------------------------
    (11) Aggregate Amount Beneficially Owned by Each Reporting Person

         20,000 shares        (See Item 5)
--------------------------------------------------------------------------------
    (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /
          N/A
--------------------------------------------------------------------------------
    (13) Percent of Class Represented by Amount in Row (11)
                        0.3%
--------------------------------------------------------------------------------
    (14) Type of Reporting Person (See Instructions)

         PN


                                  Pages 3 of 8 pages

CUSIP No.  307068205
--------------------------------------------------------------------------------

    (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         Gary S. Kohler, 474-684-137
--------------------------------------------------------------------------------

    (2)  Check the Appropriate Box if a Member of a Group
                                                      (a)       / /
                                                      (b)       /x/
--------------------------------------------------------------------------------
    (3)  SEC Use Only

--------------------------------------------------------------------------------
    (4)  Source of Funds

          PF
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to / /
    Items 2(d) or 2(e)

     N/A
--------------------------------------------------------------------------------
    (6)  Citizenship or Place of Organization

          U.S.
--------------------------------------------------------------------------------
Number of     (7)  Sole Voting Power        10,000    shares
Shares Bene-  -----------------------------------------------------------------
 ficially     (8)  Shared Voting Power      -0-       shares
Owned by      -----------------------------------------------------------------
Each Report-  (9)  Sole Dispositive Power   10,000    shares
ing Person    -----------------------------------------------------------------
  With        (10) Shared Dispositive Power -0-       shares
--------------------------------------------------------------------------------
    (11) Aggregate Amount Beneficially Owned by Each Reporting Person

         10,000 shares         (See Item 5)
--------------------------------------------------------------------------------
    (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /
          N/A
--------------------------------------------------------------------------------
    (13) Percent of Class Represented by Amount in Row (11)
                        0%
--------------------------------------------------------------------------------
    (14) Type of Reporting Person (See Instructions)

         IN


                                  Pages 4 of 8 pages

CUSIP No.  307068205

ITEM 1.  SECURITY AND ISSUER

              The class of equity securities to which this Schedule 13D Statement relates to is the common stock, $.01 par value per share ("Common Stock") and Redeemable Class A Warrants ("Warrants") of Famous Dave's of America, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 12700 Industrial Park Boulevard, Plymouth, Minnesota 55441.

ITEM 2.  IDENTITY AND BACKGROUND

              (a) The undersigned hereby file this Schedule 13D Statement on behalf of Okabena Partnership K ("Partnership K"), a Minnesota general partnership, Okabena Partnership L ("Partnership L"), a Minnesota general partnership and Gary S. Kohler ("Kohler"), an individual. Partnership K, Partnership L and Kohler are hereinafter sometimes referred to collectively as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) under the Securities Exchange Act of 1934, although neither the fact of this filing nor anything contained herein shall be deemed to be a claim or an admission by the Reporting Persons that a group exists.

         PARTNERSHIP K
              (b)-(c). Okabena Partnership K is a Minnesota general partnership. Its principal business is investment and its principal business and office address is 5140 Norwest Center, 90 South Seventh Street, Minneapolis, MN 55402-4139. The managing partner of Okabena Partnership K is Okabena Investment Services, Inc., a Minnesota corporation ("OIS").

         PARTNERSHIP L
              (b)-(c). Okabena Partnership L is a Minnesota general partnership. Its principal business is investment and its principal business and principal office address is 5140 Norwest Center, 90 South Seventh Street, Minneapolis, MN 55402-4139. The managing partner of Okabena Partnership L is OIS.

         KOHLER
              (b)-(c). Kohler is Vice-President of OIS and the portfolio manager for Partnership K. His principal business and office address is 5140 Norwest Center, 90 South Seventh Street, Minneapolis, MN 55402-4139.

         OIS
              (b)-(c). OIS is a Minnesota corporation. The principal business of OIS is to provide investment supervisory and portfolio management to the clients of Okabena Company, a private holding company, including acting as managing partner of Partnership K and Partnership L. OIS's principal business and principal office address is 5140 Norwest Center, 90 South Seventh Street, Minneapolis, MN 55402-4139.

              (d) None of the entities or persons identified in this Item 2 or in Exhibit A or B to this Schedule 13D Statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


                                  Pages 5 of 8 pages

CUSIP No. 307068205

              (e) None of the entities or persons identified in this Item 2 or Exhibit A or B to this Schedule 13D Statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or any violation with respect to such laws.

              (f) The natural persons who are partners in Partnership K and Partnership L and Kohler are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              The purchases were made by Partnership K and Partnership L from working capital. Kohler's purchase was made with personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

              The acquisition of the securities of the Issuer by the Reporting Persons was made for investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

              See Schedule 13D Statement cover page, rows (7) through (11) inclusive and row (13). Based on information filed by the Issuer with the Securities and Exchange Commission on October 21, 1996, it is believed the Issuer has 5,656,250 shares of Common Stock issued and outstanding as of this date.

              (a)  PARTNERSHIP K
                   Partnership K is the beneficial owner of 602,750 shares of the Common Stock, or approximately 10.4% of the Common Stock outstanding. The securities were purchased in the following transactions:
                   (i) 282,750 restricted shares of Common Stock were purchased on July 11, 1996, at a cost of $3.50 per share, in a private placement effected by the Issuer through R.J. Steichen & Company, selling agent;
                   (ii) Units consisting of 130,000 shares of Common Stock and 130,000 Warrants (presently exercisable) in an open market transaction on October 21, 1996 at a cost of $6.50 per Unit;
                   (iii) Units consisting of 5,000 shares of Common Stock and 5,000 Warrants (presently exercisable) in an open market transaction on October 21, 1996 at a cost of $10.825 per Unit; and
                   (iv) Units consisting of 25,000 shares of Common Stock and 25,000 Warrants in an open market transaction on October 21, 1996 at a cost of $11.125 per Unit.

                   PARTNERSHIP L
                   Okabena Partnership L is the beneficial owner of 20,000 shares of the Common Stock, or approximately 0.3% of the Common Stock outstanding. The securities were purchased in the following transaction:


                                  Pages 6 of 8 pages

CUSIP No. 307068205

                   (i) Units consisting of 10,000 shares of Common Stock and 10,000 Warrants (presently exercisable) in an open market transaction on October 21, 1995 at a cost of $6.50 per Unit.

                   KOHLER
                   Kohler is the beneficial owner of 10,000 restricted shares of the Common Stock, or approximately 0% of the Common Stock outstanding. The securities were purchased on July 11, 1996, at a cost of $3.50 per share, in a private placement effected by the Issuer through R.J. Steichen & Company, selling agent. As an officer of OIS, Kohler may be deemed to be the beneficial owner of the securities owned by Partnerhip K and Partnership L, as described in
Item 5.

                   OIS
                   As the managing partner of Partnership K and Partnership L, OIS may be deemed to be the beneficial owner of the securities beneficially owned by Partnership K and Partnership L described in Item 5. OIS disclaims beneficial ownership of such securities.

    (b) The officers of OIS, the managing partner of Partnership K and Partnership L may be deemed to share the power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock and Warrants owned beneficially by Partnership K and Partnership L, resepctively. Each of the officers of OIS, including Kohler, disclaim beneficial ownership of all shares of Common Stock and Warrants other than those owned directly or by virtue of any officer's pro rata interest, if any, as a partner in Partnership K or Partnership L.

    (c) Except as described in this Schedule 13D Statement, none of the persons listed in Item 2 has effected any transaction in the Common Stock or Warrants in the past 60 days.

    (d) Except as described in this Schedule 13D Statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock or Warrants owned by the Reporting Persons.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER

         The Issuer has agreed to file a registration statement relating to the Common Stock purchased on July 11, 1996 by Partnership K and Kohler one (1) year following the effective date of the Issuer's initial public offering provided the Issuer is then eligible to use Form S-3. The Issuer completed an initial public offering on October 21, 1996.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A: Additional Item 2 Information concerning the partners of Partnership K.
         Exhibit B: Additional Item 2 Information concerning the partners of Partnership L.
         Exhibit C: A copy of the written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.



                                  Pages 7 of 8 pages

                                      SIGNATURE

              After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: October 30, 1996                 OKABENA PARTNERSHIP K
                                       By: Okabena Investment Services, Inc.
                                           Its Managing Partner

                                       By:  /s/ Gary S. Kohler
                                            ------------------------------------
                                            Gary S. Kohler, Vice President


                                       OKABENA PARTNERSHIP L
                                       By:  Okabena Investment Services, Inc.
                                            Its Managing Partner

                                       By:  /s/ Gary S. Kohler
                                            ------------------------------------
                                            Gary S. Kohler, Vice President


                                       GARY S. KOHLER

                                       /s/ Gary S. Kohler
                                       -----------------------------------------






                                  Pages 8 of 8 pages

                                      EXHIBIT A

    Set forth below is the name and business occupation of each general partner of Okabena Partnership K. The business address for each person or entity listed is c/o Okabena Investment Services, Inc., 5140 Norwest Center, Minneapolis, MN 55402-4139. See Item 2(d), (e), and (f) of this Schedule 13D Statement for additional information concerning these general partners.

         NAME OF PARTNER                    OCCUPATION

         Lucy J. Dayton                     Private Investor

         Chadwick Foundation                N/A

         Christopher B. Dayton              Private Investor

         Martha B. Dayton                   Private Investor

         Michael K. Dayton                  Private Investor

         James G. Dayton                    Architect

         Tobin J. Dayton                    Student

         Mae F. Dayton                      Private Investor

         Scott N. Dayton                    Retailer

         Chadwick L. Dayton                 Student

         Whitney L. Dayton                  Minor

         Edward N. Dayton                   Private Investor

         Robert J. Dayton                   Chief Executive Officer
                                            (Okabena Co. - Family Office)

         John W. Dayton                     Business Owner

         Sherry Ann Dayton                  Private Investor

         Joan L. Dayton                     Private Investor

         Rebecca H. Dayton                  Private Investor

         Arlene J. Dayton                   Private Investor

         Virginia Y. Dayton                 Private Investor

         Bruce B. Dayton                    Private Investor

         Mark B. Dayton                     Private Investor

         Brandt N. Dayton                   Private Investor

         Christian B. Dayton                Therapist

         Lucy B. Dayton                     Veterinarian

         Anne D. Buxton                     Private Investor

         Wallace C. Dayton                  Private Investor

         Mary Lee Dayton                    Private Investor

         Sally D. Clement                   Therapist

         Stephen M. Clement III.            Educator

         Ellen D. Sturgis                   Private Investor

         Sheldon S. Sturgis                 Business Owner

         Katherine D. Nielsen               Private Investor

         Stuart A. Nielsen                  Artist

         Elizabeth D. Dovydenas             Private Investor

         K. N. Dayton                       Private Investor

         Oakleaf Foundation                 N/A

         Julia W. Dayton                    Private Investor

         Judson N. Dayton                   Private Investor

         Elisabeth J. Dayton                Private Investor

         Duncan N. Dayton                   Real Estate Developer

         Katharine L. Kelly                 Private Investor

         Douglas J. Dayton                  Private Investor

         Meadowood Foundation               N/A

         David D. Dayton                    Business Owner

         Vanessa D. Dayton                  Pathologist

         Steven J. Melander-Dayton          Private Investor

         Bruce C. Dayton                    Student

         Lynn B. Dayton                     Student

         Marina B. Dayton                   Minor

         Alexander B. Dayton                Minor

         Charles Benning Dayton             Minor

         Jackson Gardiner Dayton            Minor

         Margaret Bliss O'Keefe             Minor

         Angus Dayton O'Keefe               Minor

         Catherine Greer O'Keefe            Minor

         Nicholas Sherman Buxton            Minor

         Henry M. Buxton                    Minor

         Theodore D. Clement                Minor

         Winston W. Clement                 Minor

         Matthew D. Sturgis                 Minor

         Katherine L. Sturgis               Minor

         Rosamond G. Sturgis                Minor

         Samuel D. Richardson               Minor

         Olivia Maren Nielsen               Minor

         Joyce D. Dovydenas                 Minor

         Elena L. Dovydenas                 Minor

         Caroline Avery Dayton              Minor

         Davis Winton Dayton                Minor

         Isaac N. Dayton                    Minor

         Caleb F. Dayton                    Minor

         Dorothy J. Melander-Dayton         Minor

         Adele Marie Melander-Dayton        Minor

         Bruce C. Lueck                President
                                       Okabena Investment Services, Inc.
                                       (Registered Investment Advisor)

         Gary S. Kohler                Vice President
                                       Okabena Investment Services, Inc.
                                       (Registered Investment Advisor)

                                      EXHIBIT B

    Set forth below is the name and business occupation of each general partner of Okabena Partnership L. The business address for each person or entity listed is c/o Okabena Investment Services, Inc. 5140 Norwest Center, Minneapolis, MN 55402-4139. See item 2(d), (e), and (f) of this Schedule 13D Statement for additional information concerning these general partners.


         NAME OF PARTNER                    OCCUPATION

         Chadwick Foundation                N/A

         Lucy J. Dayton                     Private Investor

         Oakleaf Foundation                 N/A

         Yale University                    N/A

         Tamarack Foundation                N/A

         Meadowood Foundation               N/A

                                      EXHIBIT C

                                Joint Filing Agreement

    The undersigned agree that this Schedule 13D Statement dated October 30, 1996 relating to Famous Dave's of America, Inc. shall be filed on behalf of the undersigned.


October 30, 1996                  OKABENA PARTNERSHIP K
                                  By:  Okabena Investment Services, Inc.
                                       Its Managing Partner

                                  By:  /s/ Gary S. Kohler
                                       -----------------------------------------
                                       Gary S. Kohler, Vice President



October 30, 1996                  OKABENA PARTNERSHIP L
                                  By:  Okabena Investment Services, Inc.
                                       Its Managing Partner

                                  By:  /s/ Gary S. Kohler
                                       -----------------------------------------
                                       Gary S. Kohler, Vice President


                                  GARY S. KOHLER

                                  /s/ Gary S. Kohler
                                  ----------------------------------------------